Exhibit B-3

                                OPTION AGREEMENT

                                 BY AND BETWEEN

                          KIMBERLY-CLARK TISSUE COMPANY

                                       AND

                     MOBILE ENERGY SERVICES COMPANY, L.L.C.

                                FEBRUARY 8, 2000


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                                TABLE OF CONTENTS
                                                                                                       Page
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ARTICLE I
         1.1      Grant of Option                                                                       1

         1.2      Option Term                                                                           1

         1.3      Exercise of Option                                                                    2

         1.4      Asset Purchase Agreement                                                              2

         1.5      Assignment                                                                            2

ARTICLE II

         2.1      Ownership of Pulp Mill                                                                3

         2.2      Preservation Plan                                                                     3

         2.3      Access                                                                                3

         2.4      Casualty Loss                                                                         4

ARTICLE III

         3.1      Notices                                                                               4

         3.2      Delay and Waiver                                                                      5

         3.3      Cumulative Remedies                                                                   5

         3.4      Service of Process                                                                    5

         3.5      Entire Agreement; Amendments                                                          5

         3.6      Jurisdiction and Venue                                                                6

         3.7      Waiver of Right to Jury Trial                                                         6

         3.8      Headings                                                                              6

         3.9      Governing Law                                                                         6

         3.10     Attorneys' Fees                                                                       6

         3.11     Counterparts                                                                          6

         3.12     Decision-Making by Parties                                                            7

         3.13     No Recourse to Affiliates                                                             7

         3.14     Conditions and Effect of Failure of Conditions of Settlement Agreement                7

         3.15     Further Assurances                                                                    7

         3.16     Certain Rules of Interpretation                                                       7

Exhibits

Exhibit 1.1 - Pulp Mill Assets

Exhibit 1.2 - Qualified Owner and Qualified Operator
Exhibit 1.3 - Exercise Notice
Exhibit 1.4 - Asset Purchase Agreement
Exhibit 1.5 - Assignment Notice
Exhibit 2.2 - Preservation Plan


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                                OPTION AGREEMENT

                  THIS OPTION AGREEMENT (including all Exhibits, the "Agreement") is entered into as of the Interim Closing Date as defined in the Settlement Agreement (as hereinafter defined), by and between KIMBERLY-CLARK TISSUE COMPANY, a Pennsylvania corporation ("KCTC"), and MOBILE ENERGY SERVICES COMPANY, L.L.C., an Alabama limited liability Company ("MESC").

                  A. KCTC and MESC have entered into that certain Settlement Agreement dated as of February 8, 2000 (the "Settlement Agreement"), and the form of this Agreement is attached as Exhibit S-1 to the Settlement Agreement.

                  B. KCTC is the owner of a pulp mill and related assets located in Mobile, Alabama (the "KCTC Pulp Mill Facilities"), and pursuant to the Settlement Agreement, KCTC has agreed to grant MESC an option to purchase from KCTC certain assets comprising the KCTC Pulp Mill Facilities that are necessary to operate an 800 ton per day pulp mill (the "New Pulp Mill" ), such assets being identified on Exhibit 1.1 attached to this Agreement (the "Pulp Mill Assets"). To the extent real property assets are included they are described in the Asset Purchase Agreement defined in Section 1.3 of this Agreement.

                  For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, KCTC and MESC agree as follows:

                                    ARTICLE I

                          GRANT AND EXERCISE OF OPTION

                  1.1 Grant of Option. Subject to the terms and conditions of this Agreement, KCTC hereby grants to MESC or any assignee permitted under
Section 1.5 (MESC or any such assignee being referred to herein as the "Optionee") an option (the "Option") to purchase from KCTC the Pulp Mill Assets. In the event the Optionee exercises the Option, the total purchase price to be paid by the Optionee in full consideration for the transfer of the Pulp Mill Assets, in accordance with the Asset Purchase Agreement (as hereinafter defined) shall be ten and 00/100 dollars ($10.00). This Agreement is entered into by the parties in and for the consideration of the Settlement Agreement, and KCTC acknowledges and agrees that such consideration is sufficient to support the agreements of KCTC in this Agreement.

                  1.2 Option Term. Subject to the satisfaction of the conditions specified in Section 1.3(a) and (b), the Option may be exercised by the Optionee at any time after the Interim Closing Date and prior to 5:00 p.m., Mobile, Alabama time on August 30, 2000 (the "Termination Time"). If the Optionee does not exercise the Option prior to the Termination Time, the Option shall terminate and be of no further force or effect at the Termination Time. Notwithstanding any such termination, MESC acknowledges that it received adequate consideration to support its agreements in the Settlement Agreement.

                  1.3 Exercise of Option. In order to exercise the Option, (a) Optionee must deliver written notice of its election to exercise the Option to KCTC prior to the Termination Time in the manner set forth in Section 3.1 of this Agreement, and in the form set forth in Exhibit 1.3 (the "Exercise Notice"), and (b) an asset purchase agreement, in form and substance acceptable to both KCTC and MESC (the "Asset Purchase Agreement") shall have been finalized on or before June 30, 2000 and attached to this Agreement as Exhibit 1.4.

                  1.4 Asset Purchase Agreement. If the Optionee exercises the Option granted by this Agreement, the Optionee and KCTC shall enter into the Asset Purchase Agreement attached as Exhibit 1.4 to this Agreement on the date set by the Optionee which shall be no later than sixty (60) days following the date of delivery of the Exercise Notice. The closing of the Asset Purchase Agreement shall be subject to the satisfaction (or waiver by KCTC in its sole discretion) of the following conditions:

                  (a) all transactions contemplated to have occurred on or before the Closing Date under the Settlement Agreement shall have occurred as required under the Settlement Agreement;

                  (b) the Optionee, or any entity that the Optionee, directly or indirectly, wholly owns, (i) is a Qualified Owner as defined in Exhibit
         1.3 to this Agreement and (ii) is or has employed a Qualified Operator as defined in Exhibit 1.3 to this Agreement; and

                  (c) such Qualified Operator has entered into an operations and maintenance agreement (on customary terms and conditions, and which contains a warranty as to the Qualified Operator's performance thereunder), pursuant to which such Qualified Operator agrees to operate the New Pulp Mill (the "O&M Agreement").

                  1.5 Assignment. At any time on or prior to the Termination Time, the Optionee may assign its rights and obligations under this Agreement to an entity that meets the requirements of Section 1.4(b)(i). If Optionee elects to assign its rights and obligations under this Agreement, it shall deliver a written notice of such assignment to KCTC in the manner set forth in Section 3.1 of this Agreement. Such notice shall be substantially in the form attached to this Agreement as Exhibit 1.5 (the "Assignment Notice"). Except as may be specifically provided otherwise in the Assignment Notice if such an assignment is made by Optionee and such obligations are assumed by the assignee, the assignee identified in such Assignment Notice shall become the Optionee under this Agreement, and thereafter the assignor shall have no rights or obligations under this Agreement.

                                   ARTICLE II

                        OWNERSHIP, MAINTENANCE AND ACCESS

                  2.1 Ownership of Pulp Mill Assets. KCTC represents, warrants, covenants and agrees to and with Optionee that, except as specifically set forth in the Asset Purchase Agreement attached to this Agreement, KCTC has, and upon the closing of the Asset Purchase Agreement, Optionee will have, good and marketable title to, or valid, enforceable and transferable rights to use, all of the Pulp Mill Assets, free and clear of all liens, claims and encumbrances.

                  2.2 Pulp Mill Preservation Plan Executive Overview. During the period from the Effective Date until the earliest of (i) the Termination Time, unless the Optionee exercises the Option prior to the Termination Time, or (ii) the closing of the Asset Purchase Agreement (such period, the "Option Period"), but in no event beyond October 30, 2000, KCTC agrees to make commercially reasonable efforts to preserve and protect the assets comprising the Pulp Mill Assets in accordance with the Preservation Plan attached to this Agreement as
Exhibit 2.2 (the "Preservation Plan"). MESC acknowledges and agrees that KCTC's substantial compliance with the terms and conditions of the Preservation Plan will satisfy fully the requirements of this Section 2.2 so long as any failure to comply completely does not result in an adverse effect on the Pulp Mill Assets. It is further understood that KCTC shall not be responsible for loss or damage due to (i) degradation in the condition of the Pulp Mill Assets due to their lack of use since September 1, 1999, provided that KCTC has substantially complied with the requirements of the Preservation Plan, or (ii) Optionee's or its representatives' inspection, testing or use of the Pulp Mill Assets. Prior to the Termination Time, the costs of implementing and complying with the Preservation Plan will be paid by KCTC. On and after the Termination Time, the costs of implementing and complying with the Preservation Plan will be paid by Optionee.

                  2.3 Access. During the Option Period, KCTC agrees that, upon reasonable notice from Optionee, it shall provide Optionee and its representatives reasonable access to the Pulp Mill Assets, which shall include, without limitation, access to all books, records, files, reports and other reasonably available materials that relate to the Pulp Mill Assets. During the Option Period, KCTC further agrees to leave intact the Data Room known as the "Brown Stock Trailer" located at KCTC Pulp Mill Facilities (the "Data Room") and to provide Optionee and its representatives, subject to a confidentiality agreement with KCTC, reasonable access to such Data Room upon reasonable notice. KCTC further agrees to make available for interview by Optionee and its representatives direct and indirect employees of KCTC, whether full or part time or permanent or temporary, upon reasonable terms and conditions, taking into account the ordinary business duties and assignments of such employees and without disruption to their current job responsibilities. Upon Optionee's request, KCTC shall provide to Optionee a list of key personnel formerly employed by KCTC in connection with the KCTC Pulp Mill Facilities including the last known contact addresses and telephone numbers of such personnel. Optionee expressly recognizes, however, that KCTC has no obligation to make available to Optionee or its representatives any former employee of KCTC. Optionee shall assume, and shall hold KCTC harmless from, all risk of injury (other than injury attributable to KCTC's negligence or willful misconduct) to (i) the Optionee's or its representatives' personnel who visit the Pulp Mill Assets or (ii) KCTC's property. Notwithstanding the foregoing, Optionee and its representatives may not conduct any on-site environmental studies or inspections without the prior express written consent of KCTC.

                  2.4 Casualty Loss. In the event of a casualty loss howsoever occurring to some or all of the Pulp Mill Assets prior to the Termination Date, KCTC shall have no obligation to repair or restore the affected assets. Optionee may obtain insurance coverage on the Pulp Mill Assets if Optionee desires to do so, and if necessary and requested by Optionee, KCTC shall maintain insurance on the Pulp Mill Assets at Optionee's expense.

                                   ARTICLE III

                                  MISCELLANEOUS

                  3.1 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received, if personally delivered; (b) when transmitted, if transmitted by telecopy, subject to the sender's facsimile machine receiving the correct answer back of the addressee and confirmation of uninterrupted transmission by a transmission report or the recipient confirming by telephone to sender that it has received the facsimile message; or (c) upon receipt, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express) or if sent by certified or registered mail, return receipt requested. In each case, notice shall be sent to each party as follows:

                       KCTC: Kimberly Clark Tissue Company

                            1400 Holcomb Bridge Road

                             Roswell, Georgia 30076

                                    Attention:  Howard Sharfstein, Esquire
                                    Telecopy:  (770) 587-7327

with a copy of any notice to:       Sidley & Austin
                                    One First National Plaza
                                    Chicago, Illinois 60603
                                    Attention:  David M. Stahl, Esquire
                                    Telecopy:  (312) 853-7036

MESC:                               Mobile Energy Services Company, L.L.C.
                                    900 Ashwood Parkway, Suite 500
                                    Atlanta, Georgia 30338-4780
                                    Attention:  President
                                    Telecopy:  (770) 821-7718


with a copy of any notice to:       Troutman Sanders L.L.P.
                                    600 Peachtree Street, N.E. Suite 5200
                                    Atlanta, Georgia  30308-2216
                                    Attention:  Hugh M. Davenport, Esquire
                                    Telecopy:  (404) 962-6541

                                    and:
                                    Andrews & Kurth L.L.P.
                                    600 Travis Street, Suite 4200
                                    Houston, Texas  77002
                                    Attention:  Jeffrey E. Spiers, Esquire
                                    Telecopy:  (713) 220-4285

and:
                                    CIBC World Markets
                                    425 Lexington Avenue, 3rd Floor
                                    New York, New York 10017
                                    Attention:  Nancy Mitchell
                                    Telecopy:  (212) 885-4916

or to such other place and with such other copies as either party may designate as to itself by written notice to the others, pursuant to this Section 3.1.

                  3.2 Delay and Waiver. No delay or omission by a party to exercise any right, power or remedy accruing upon the occurrence of any breach or default by the other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of a party hereto of any breach or default by the other party under this Agreement, or any waiver on the part of a party hereto of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

                  3.3 Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

                  3.4 Service of Process. Each party agrees that service of any process, pleading, notice or other papers may be made in the manner specified in
Section 3.1(a) or (c) hereof, unless service of process by different method is required under applicable law or applicable court rules and each party irrevocably waives any right to object to service of process given in the manner specified in Section 3.1(a) or (c) hereof.

                  3.5 Entire Agreement; Amendments. This Agreement and any agreement, document or instrument attached hereto or referred to herein integrate all the terms and conditions mentioned herein or incidental hereto and supersede all oral negotiations and prior writings in respect to the subject matter hereof. This Agreement may only be amended or modified by an instrument in writing signed by each of the parties hereto.

                  3.6 Jurisdiction and Venue. Each party hereto agrees that the United States District Court for the Southern District of New York (the "Southern District of New York") shall have exclusive jurisdiction over any dispute between the parties related to this Agreement. The parties also agree that venue of any action brought by the parties relating to this Agreement shall be proper in the Southern District of New York. The parties agree not to challenge the venue of any action brought in the Southern District of New York and each party agrees to request that the venue of any action brought in any court other than the Southern District of New York be transferred to the Southern District of New York, and the parties agree not to challenge such request. Notwithstanding anything in this Section 3.6, if jurisdiction in the Southern District of New York is not maintained, exclusive jurisdiction and venue of any action, lawsuit or proceeding between the parties relating to this Agreement shall be the United States Bankruptcy Court for the Southern District of Alabama.

                  3.7 WAIVER OF RIGHT TO JURY TRIAL. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE SETTLEMENT DOCUMENTS (AS DEFINED IN THE SETTLEMENT AGREEMENT), OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF THE PARTIES HERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT.

                  3.8 Headings. The headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof.

                  3.9 Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of New York, except with respect to matters of law concerning the internal corporate affairs of any entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

                  3.10 Attorneys' Fees. If any party to this Agreement brings a court action to enforce its rights under this Agreement, the prevailing party in any such action shall be entitled to recover its costs and expenses, including reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

                  3.11 Counterparts. This Agreement may be signed in multiple originals and/or using counterpart signature pages. All such multiple originals shall constitute but one and the same document.

                  3.12 Decision-Making by Parties. Except where this Agreement expressly provides for a different standard, whenever this Agreement provides for a determination, decision, permission, consent or approval of a party, the party shall promptly make such determination, decision, grant or withholding of permission, consent or approval in a commercially reasonable manner and without unreasonable delay. Any denial of consent required to be made in a commercially reasonable manner shall include in reasonable detail the reason for denial or aspect of the request that was not acceptable.

                  3.13 No Recourse to Affiliates. This Agreement is solely and exclusively between the parties hereto, and any obligations created herein shall be the sole obligations of the parties hereto. No party shall have recourse to any parent, subsidiary, partner, joint venturer, affiliate, director or officer of any other party for performance of said obligations unless the obligations are assumed in writing by the entity or individual against whom recourse is sought.

                  3.14 Conditions and Effect of Failure of Conditions of Settlement Agreement. This Agreement has been entered pursuant to the Settlement Agreement. If the conditions to the Settlement Agreement contained in Section 18 thereof do not occur, then this Agreement, other than this Section 3.14, shall be null and void in accordance with Section 19 of the Settlement Agreement.

                  3.15 Further Assurances. The parties hereto agree to cooperate in all reasonable respects necessary to consummate the transactions contemplated by this Agreement, and each will take all reasonable actions within its authority to secure the cooperation of its affiliates.

                  3.16 Certain Rules of Interpretation. The singular includes the plural and the plural includes the singular. Unless the context clearly requires otherwise, "or" is not exclusive. The words "include," "includes" and "including" are not limiting. The words "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular provision, unless otherwise indicated. This Agreement is the result of negotiations between, and has been reviewed by, the respective parties to this Agreement and their respective counsel. Accordingly, this Agreement shall be deemed to be the product of all parties thereto, and there shall be no presumption that an ambiguity should be construed in favor of or against either party solely as a result of such party's actual or alleged role in the drafting of this Agreement.


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                  EXECUTED and DELIVERED by KCTC and MESC as of the Interim
Closing Date.

                                      KIMBERLY-CLARK TISSUE COMPANY


                                      By:
                                           Name:
                                           Title:


                                      MOBILE ENERGY SERVICES COMPANY,  L.L.C.

                                      By:
                                           Name:
                                           Title:


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Option FINAL.doc

                                   EXHIBIT 1.1

                                Pulp Mill Assets


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                                   EXHIBIT 1.2

                     Qualified Owner and Qualified Operator

"Qualified Operator" shall mean (a) a person that on or prior to the date of assessment, has (i) entered into an O&M Agreement; and (ii) has either (x) operated any pulp mill similar to, or of greater size and complexity than, the New Pulp Mill for an aggregate of not less than 3 years within the last 5 years, or (y) has available one or more managers who have experience in the operation of any pulp mill similar to, or of greater size and complexity than, the New Pulp Mill for an aggregate of not less than 3 years within the last 5 years; (b) any of Georgia-Pacific Corporation, a Georgia corporation ("Georgia Pacific"), MESC, or any entity directly or indirectly wholly owned by the foregoing named entities; or (c) any other person reasonably acceptable to KCTC.

"Qualified Owner" shall mean (a) a person that has demonstrated it has $30 million of cash equity that will be used to fund the New Pulp Mill; (b) any of Georgia Pacific, MESC, Credit Suisse First Boston Corporation, a Delaware corporation or Enron Corp., an Oregon corporation, or any entity directly or indirectly wholly owned by the foregoing named entities; or (c) any other person reasonably acceptable to KCTC.

KCTC shall be provided with information reasonably necessary to determine if a person is a Qualified Operator or a Qualified Owner.


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                                   EXHIBIT 1.3

                                 Exercise Notice

                              ______________, 2000

Kimberly Clark Tissue Company
1400 Holcomb Bridge Road
Roswell, Georgia  30076
Attention:  Howard Sharfstein, Esq.

         Re:  Exercise of Option

Ladies and Gentlemen:

Pursuant to Section 1.3 of that certain Option Agreement dated ____________________, 2000 between Kimberly Clark Tissue Company and Mobile Energy Services Company, L.L.C. (the "Option Agreement"), notice is hereby given that the undersigned, being the Optionee (as defined in the Option Agreement), as of this date, exercises the Option (as defined in the Option Agreement) and that the requirements of Section 1.3 of the Option Agreement have been satisfied.

The Optionee hereby certifies that the Optionee, or any entity in which the Optionee owns directly or indirectly a majority interest, (a) is a Qualified Owner (as defined in the Option Agreement) and (b) is or has employed a Qualified Operator (as defined in the Option Agreement).

                                   Sincerely,

                                                     By:
                                      Name:

                                     Title:


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                                   EXHIBIT 1.4

                            Asset Purchase Agreement

                   [To Be Attached On Or Before June 30, 2000]


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                                   EXHIBIT 1.5

                                Assignment Notice

                               _____________, 2000

Kimberly Clark Tissue Company
1400 Holcomb Bridge Road
Roswell, Georgia  30076
Attention:  Howard Sharfstein, Esq.

         Re:  Assignment

Ladies and Gentlemen:

Pursuant to Section 1.5 of that certain Option Agreement dated as of _____________, 2000 between Kimberly Clark Tissue Company and Mobile Energy Services Company, L.L.C. (the "Option Agreement"), notice is hereby given that the undersigned, as of this date, has assigned its rights as Optionee (as defined in the Option Agreement) to _______________ (the "Assignee"). The undersigned hereby certifies that the Assignee or any entity in which the Assignee owns, directly or indirectly, a majority interest (a) is a Qualified Owner (as defined in the Option Agreement) and (b) is or has employed a Qualified Operator (as defined in the Option Agreement).

                                   Sincerely,

                                   Mobile Energy Services Company, L.L.C.

                                       By:
                                      Name:

                                     Title:


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                                   EXHIBIT 2.2

                                Preservation Plan